FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY 07, 2017

1.         DATE, TIME AND PLACE: on July 07th, 2017, at 08:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The Meeting was duly called pursuant to paragraphs one and two of article 15 of the Bylaws and the only paragraph of article 8 of the Internal Regulation of the Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Luis Nelson Guedes de Carvalho, Manfred Heinrich Gartz, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

4.         AGENDA: Analysis and deliberation regarding the installation of a Special Independent Committee and the election of the respective members, under the terms of the Company's Related Party Transactions Policy.

5.         RESOLUTIONS: Messrs. Members of the Board of Directors analyzed the item on the Agenda, considering the Relevant Facts disclosed on July 4, 2017 by the Company and its controlled company Via Varejo S.A. (“Via Varejo”), where Via Varejo informs that it has entered into the Term of Agreement between the Company, Michael Klein ("MK"), Eva Lea Klein ("EK") and Casa Bahia Comercial Ltda. ("CB" and, together with MK and EK, "Klein Shareholders"), through which were adjusted the reimbursement of losses and damages between Via Varejo and Klein Shareholders already incurred until November 8, 2016 ("Base Date"), as well as the criteria for determining the liabilities between Klein Shareholders and Via Varejo for losses that were incurred after the Base Date and the guarantees of the respective payment to Via Varejo by the Klein Shareholders, due to and in accordance with the provisions of the Association Agreement entered into in December 4, 2009, and amended on July 1, 2010, between Klein Shareholders, Klein Shareholders’ related parties, the Company and Globex Utilidades S.A. (previous denomination of Via Varejo).

               After the discussions, Messrs. Members of the Board unanimously and without reservations resolved, and under the terms of the Company's Related Party Transactions Policy, to approve the installation of an independent special committee to be composed of the following Board members Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves and Ronaldo Iabrudi dos Santos Pereira, which shall issue a recommendation to the Board of Directors regarding the approval of the referred Term of Agreement.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, July 07th, 2017. Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva. Were present all of the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles

Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Luis Nelson Guedes de Carvalho, Manfred Heinrich Gartz, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

7.         CERTIFICATE: I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

_____________________________

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 7, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.